ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-187561
March 25, 2014

ESSEX PROPERTY TRUST, INC.

450,000 shares of Common Stock

We are offering 450,000 shares of common stock, in an underwritten offering pursuant to an equity distribution agreement (the "Equity Distribution Agreement") that provides for the issuance and sale from time to time of shares of up to 5,000,000 shares of common stock through Citigroup Global Markets Inc. ("Citigroup") as sole bookrunning manager.

Citigroup may offer the shares of common stock from time to time in one or more transactions on the New York Stock Exchange (the "NYSE"), in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part.  Citigroup may effect such transactions by selling the shares of common stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from Citigroup and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.  The difference between the price at which Citigroup purchases shares of common stock and the price at which Citigroup resells such shares of common stock  may be deemed underwriting compensation.

Our shares of common stock trade on the NYSE under the symbol "ESS." On March 24, 2014, the last reported sales price of our common units on the NYSE was $166.20 per share.

This free writing prospectus should be read together with our prospectus supplement dated March 29, 2013 (the "Prospectus Supplement"), the accompanying prospectus dated March 27, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Investing in our shares of common stock involves risks. Before buying any shares, you should read the discussion of risk factors beginning on page S-2 of our Prospectus Supplement, dated March 29, 2013, and on page 1 of the accompanying prospectus and under the caption "Risk Factors" beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference into our Prospectus Supplement and the accompanying prospectus, and in our periodic reports and other information that we file from time to time with the Securities and Exchange Commission.

We filed a registration statement (including the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus Supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, we, Citigroup or any dealer participating in the offering will arrange to send you the Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or determined if the Prospectus Supplement and the accompanying base prospectuses are truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup

March 25, 2014